Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Silver Bull Resources, Inc.

						Three Months
						Ended
	Fiscal Year Ended October 31,					January 31,
	2011	2010	2009	2008	2007	2012

Earnings:	—	—	—	—	—	—
Net loss	$(12,237,360)	$(9,405,490)	$(4,724,110)	$(12,320,422)	$(6,931,557)	$(3,593,488)
Add: Fixed charges	—	—	—	—	—	—
Earnings as defined	(12,237,360)	(9,405,490)	(4,724,110)	(12,320,422)	(6,931,557)	(3,593,488)
Fixed charges — Interest expense	—	—	—	—	—	—
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)
We had neither earnings nor fixed charges for the five fiscal years ended October 31, 2011 or for the three month period ended January 31, 2012.  Accordingly, we have no ratio of earnings to fixed charges to illustrate for such periods.